Filed Pursuant to Rule 433

Registration Statement No. 333-277241

August 4, 2025

Final Term Sheet

Fiserv, Inc.

$1,000,000,000 4.550% Senior Notes due 2031

$1,000,000,000 5.250% Senior Notes due 2035

Issuer:	Fiserv, Inc.

Offering Format:	SEC Registered

Expected Ratings (Moody’s / S&P)*:	Baa2 / BBB (Stable / Stable)

Trade Date:	August 4, 2025

Settlement Date (T+5)**:	August 11, 2025

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering for general corporate purposes, including the repayment of a portion of its commercial paper notes and share repurchases.

Optional Tax Redemption:	Each series of notes may be redeemed, at any time, at the surviving entity’s option, in whole but not in part, at a redemption price equal to 100% of the principal amount of the notes of such series then outstanding, plus accrued and unpaid interest on the principal amount being redeemed (and any Additional Amounts (as defined in the preliminary prospectus supplement)) to (but excluding) the redemption date, if (i) at any time following a transaction to which the provisions of the indenture described under “Description of the Notes—Merger, Consolidation and Sale of Assets” in the preliminary prospectus supplement applies, the surviving entity is required to pay Additional Amounts and (ii) such obligation cannot be avoided by the surviving entity taking reasonable measures available to it.

Joint Book-Running Managers:

BofA Securities, Inc.

PNC Capital Markets LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Co-Managers:

BBVA Securities Inc.

Capital One Securities, Inc.

Citizens JMP Securities, LLC

Deutsche Bank Securities Inc.

Lloyds Securities Inc.

NatWest Markets Securities Inc.

Scotia Capital (USA) Inc.

UniCredit Capital Markets LLC

Fifth Third Securities, Inc.

Huntington Securities, Inc.

KeyBanc Capital Markets Inc.

Regions Securities LLC

Santander US Capital Markets LLC

Comerica Securities, Inc.

Siebert Williams Shank & Co., LLC

WauBank Securities LLC

Terms Applicable to 4.550% Senior Notes due 2031

Principal Amount:	$1,000,000,000

Maturity Date:	February 15, 2031

Interest Payment Dates:	February 15 and August 15 of each year, beginning February 15, 2026

Benchmark Treasury:	3.875% due July 31, 2030

Benchmark Treasury Price / Yield:	100-18 1⁄4 / 3.748%

Spread to Benchmark Treasury:	T+87 bps

Yield to Maturity:	4.618%

Coupon:	4.550%

Price to Public:	99.672% of the principal amount

Optional Redemption:

At any time prior to January 15, 2031, make-whole call as set forth in the preliminary prospectus supplement (T+15 bps).

At any time on or after January 15, 2031, at 100% of the principal amount plus accrued and unpaid interest to, but not including, the redemption date as set forth in the preliminary prospectus supplement.

Minimum Denominations:	$2,000 and any integral multiple of $1,000 in excess thereof.

CUSIP / ISIN:	337738 BP2 / US337738BP21

Terms Applicable to 5.250% Senior Notes due 2035

Principal Amount:	$1,000,000,000

Maturity Date:	August 11, 2035

Interest Payment Dates:	February 11 and August 11 of each year, beginning February 11, 2026

Benchmark Treasury:	4.250% due May 15, 2035

Benchmark Treasury Price / Yield:	100-12+ / 4.200%

Spread to Benchmark Treasury:	T+107 bps

Yield to Maturity:	5.270%

Coupon:	5.250%

Price to Public:	99.846% of the principal amount

Optional Redemption:

At any time prior to May 11, 2035, make-whole call as set forth in the preliminary prospectus supplement (T+20 bps).

At any time on or after May 11, 2035, at 100% of the principal amount plus accrued and unpaid interest to, but not including, the redemption date as set forth in the preliminary prospectus supplement.

Minimum Denominations:	$2,000 and any integral multiple of $1,000 in excess thereof.

CUSIP / ISIN:	337738 BQ0 / US337738BQ04

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: The Issuer expects to deliver the notes against payment for the notes on the fifth business day following the Trade Date (“T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day prior to the date of delivery, by virtue of the fact that the notes initially will settle in T+5, may be required to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during the period described above should consult their own advisors.

The Issuer has filed a Registration Statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322, PNC Capital Markets LLC at 1-855-881-0697, Truist Securities, Inc. at 1-800-685-4786 and U.S. Bancorp Investments, Inc. at 1-877-558-2607.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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